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PRESS RELEASE DATED DECEMBER 20, 1999


                                 EXHIBIT 20.2

FOR IMMEDIATE RELEASE

Data Critical Corporation Completes Acquisition of Physix, Inc.

BOTHELL, Wash, Dec. 20 /PRNewswire/ -- Data Critical Corporation (Nasdaq: DCCA)
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announced it has completed its acquisition of substantially all the assets of privately held Texas-based Physix, Inc., a leading provider of mobile, automated workflow tools for physicians and caregivers.

Under the terms of the agreement, Data Critical has issued Physix, 100,000 shares of Data Critical common stock, with an additional 100,000 contingency shares to be placed in escrow and to be released based upon the achievement of certain performance milestones. If these performance milestones are not met within one year, the number of shares to be released to Physix will be reduced on a sliding scale, up to the total 100,000 contingency shares. Data Critical also paid approximately $1.5 million in cash to repay certain Physix liabilities. The transaction will be accounted for as a purchase.

Thomas Giannulli, M.D., M.S. Engineering, the chief executive officer and president of Physix, joins Data Critical as vice president of advanced research. Sylvia Roma, vice president of client services and product planning for Physix, is now vice president, client services of Data Critical. The two are among sixteen Physix employees who join Data Critical. The compensation of all incoming Physix employees is subject to their achievement of the performance milestones.

The Physix acquisition is consistent with Data Critical's objective to be a leading provider of communications technology for the healthcare industry, using wireless and Internet technology to deliver information access from multiple sites, such as hospitals, homes and caregiver offices. ``We believe our systems are important tools to help improve the overall healthcare experience, especially limiting or eliminating information-based errors,'' said Jeffrey S. Brown, president and chief executive officer of Data Critical.

The Registrant will combine its wireless technology with Physix workflow applications to create an Internet-based application that can further improve productivity, reduce caregiver expenses and improve patient care. Data Critical expects to introduce an Internet product based on Physix's technology by mid-2000.

Data Critical Corporation designs, manufactures, markets, installs and supports communication and information systems, using wireless internet technology and proprietary software to allow access to health information, including patient vital signs and other diagnostic data. Additional information concerning Data Critical is available at www.datacritical.com.
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Except for the historical information presented, the matters discussed in this press release are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Such risks and uncertainties include the effect of the Physix acquisition on Data Critical's business; industry adoption of Data Critical's systems; lack of

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profitability; dependence on strategic partners; increasing expenses relating to marketing, development and operations; and other risks described in Data Critical's periodic filings with the SEC, including its registration statement on Form S-1 that was declared effective on November 8, 1999. Copies of Data Critical's public disclosure filings with the SEC are available from its investor relations department.

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